UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-41638

AMBIPAR EMERGENCY RESPONSE

(Exact name of registrant as specified in its charter)

Avenida Angélica, nº 2346, 5th Floor

São Paulo, São Paulo, Brazil, 01228-200

Tel: +55 (11) 3526-3526

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐ No ☒

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Institutional Presentation (October 2023)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2023

AMBIPAR EMERGENCY RESPONSE

	By:	/s/Thiago da Costa Silva
Name: Thiago da Costa Silva
Title: Director